Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2024 Results

Shanghai, China—October 30, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter 2024 Financial and Operating Highlights

•	Polysilicon production volume was 43,592 MT in Q3 2024, compared to 64,961 MT in Q2 2024

•	Polysilicon sales volume was 42,101 MT in Q3 2024, compared to 43,082 MT in Q2 2024

•	Polysilicon average total production cost(1) was $6.61/kg in Q3 2024 compared to $6.19/kg in Q2 2024

•	Polysilicon average cash cost(1) was $5.34/kg in Q3 2024, compared to $5.39/kg in Q2 2024

•	Polysilicon average selling price (ASP) was $4.69/kg in Q3 2024, compared to $5.12/kg in Q2 2024

•	Revenue was $198.5 million in Q3 2024, compared to $219.9 million in Q2 2024

•	Gross loss was $60.6 million in Q3 2024, compared to $159.2 million in Q2 2024. Gross margin was -30.5% in Q3 2024, compared to -72.4% in Q2 2024

•	Net loss attributable to Daqo New Energy Corp. shareholders was $60.7 million in Q3 2024, compared to $119.8 million in Q2 2024

•	Loss per basic American Depositary Share (ADS) (3) was $0.92 in Q3 2024, compared to $1.81 in Q2 2024

•	Adjusted net loss (non-GAAP) (2) attributable to Daqo New Energy Corp. shareholders was $39.4 million in Q3 2024, compared to $98.8 million in Q2 2024

•	Adjusted loss per basic ADS(3) (non-GAAP) (2) was $0.59 in Q3 2024, compared to $1.50 in Q2 2024

•	EBITDA (non-GAAP) (2) was -$34.3 million in Q3 2024, compared to -$144.9 million in Q2 2024. EBITDA margin (non-GAAP) (2) was -17.3% in Q3 2024, compared to -65.9% in Q2 2024

	Three months ended
US$ millions except as indicated otherwise	September. 30, 2024	June. 30, 2024	September. 30, 2023
Revenues	198.5	219.9	484.8
Gross (loss)/profit	(60.6)	(159.2)	67.8
Gross margin	(30.5)%	(72.4)%	14.0%
(Loss)/income from operations	(98.0)	(195.6)	22.5
Net loss attributable to Daqo New Energy Corp. shareholders	(60.7)	(119.8)	(6.3)
Loss per basic ADS(3) ($ per ADS)	(0.92)	(1.81)	(0.09)
Adjusted net (loss)/income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(39.4)	(98.8)	44.0
Adjusted (loss)/earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(0.59)	(1.50)	0.59
EBITDA (non-GAAP)(2)	(34.3)	(144.9)	70.2
EBITDA margin (non-GAAP)(2)	(17.3)%	(65.9)%	14.5%
Polysilicon sales volume (MT)	42,101	43,082	63,263
Polysilicon average total production cost ($/kg)(1)	6.61	6.19	6.52
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.34	5.39	5.67

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “Entering the third quarter, China solar industry’s market conditions remained challenging, exacerbated by the overall over-supply in the industry. Market selling prices continued to be below production costs for the majority of industry players throughout the entire value-chain. Although this caused Daqo New Energy to sustain quarterly operating and net losses, our losses narrowed compared to the second quarter and we continued to maintain a strong and healthy balance sheet with no financial debt. At the end of the third quarter, we had a cash balance of $853 million, short-term investments of $245 million, bank note receivables of $83 million, and a fixed term bank deposit balance of $1.2 billion. To capitalize on higher interest rates compared to those of bank savings, we purchased short-term investments and fixed term bank deposits during the past two quarters. Overall, the company maintains strong liquidity with a balance of quick assets of $2.4 billion. These mainly consists of bank deposits or bank financial products that can be quickly converted to cash when necessary.

During the third quarter, we started maintenance of our facilities and adjusted our production utilization rate to 50% in light of weak market demand and to reduce our cash burn. The total production volume at our two polysilicon facilities for the quarter was 43,592 MT. Through continued investments in R&D and dedication to purity improvements at both facilities, our overall N-type product mix reached 75% during the quarter. Our Phase 5B, which started initial production in May and is still ramping up, reached 70% N-type in its product mix, strengthening our confidence in achieving 100% N-type by the end of next year. Despite lower utilization levels, we further reduced our cash cost to $5.34/kg, compared to $5.39/kg in the second quarter. However, unit production cost trended up 7% sequentially to an average of $6.61/kg, as a result of reduced production level which led to facility idle cost of approximately $0.55/kg.

“In light of the current market conditions, we expect our Q4 2024 total polysilicon production volume to be approximately 31,000 MT to 34,000 MT. As a result, we anticipate our full year 2024 production volume to be in the range of 200,000 MT to 210,000 MT.”

“During the third quarter, challenging market conditions forced more industry players to reduce production utilization rates and begin maintenance. Based on industry statistics, polysilicon supply in China decreased by 15% and 6% month-over-month in July and August, respectively, with the total polysilicon production volume falling below 130,000MT in August, the lowest year-to-date. This reduction eased inventory pressure with prices bottoming in the range of approximately RMB 35-40/kg. Despite relatively weak downstream wafer demand during the quarter, polysilicon prices stabilized after reaching their lowest level and have stopped declining. This price level was below the cash costs of even the tier-one players, and four consecutive months of cash losses have led all manufacturers to reassess their future strategy. In August and September, due to downstream customers’ effort to take advantage of low prices amid production cuts, polysilicon prices rebounded to approximately RMB 38-43/kg. However, industry polysilicon inventories remained significant at the end of the quarter. One month into the fourth quarter, the polysilicon industry is still rebalancing supply and demand and needs further production cuts and stronger end market demand to sustain a price recovery. The fourth quarter has historically seen strong new solar installations in China, and the aggressive stimulus packages unveiled in September and October to support the domestic economy might encourage investments from state-owned enterprises. In the medium to long-term, we believe the current low prices and market downturn will eventually result in a healthier market, as poor profitability, losses, and cash burn will lead to many industry players exiting the business, ultimately eliminating overcapacity and bringing the solar PV industry back to normal profitability and better margins.”

“This year is challenging for China’s solar PV industry. At this point, we may have reached a cyclical bottom but have yet to see a clear turning point in the market. As the price wars have undermined the healthy development of the industry, on October 14, the China Photovoltaic Industry Association (CPIA) convened a special conference attended by senior executives from major manufacturers in the industry, calling to strengthen self-discipline and reduce unbridled competition. While further details on promoting the sustainability of the industry still need to be discussed, we believe this is a positive signal toward market consolidation with higher-cost and inefficient manufacturers gradually phasing out capacity and exiting the business. On another positive note, on October 18, CPIA announced a “reference price” of RMB 0.68/W for modules, setting a floor for winning bids. On the demand side, new solar PV installations in China in the first nine months of 2024 reached 160.88GW, growing 24.8% year-over-year.”

“Overall, in the long-run, solar PV is expected to be one of the most competitive forms of power generation globally, and the continuous cost reductions in solar PV products and the resulting reductions in solar energy generation costs are expected to create substantial additional demand for solar PV. We are optimistic that we will capture the long-term benefits of the growing global solar PV market and maintain our competitive advantage by enhancing our higher-efficiency N-type technology and optimizing our cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest quality N-type product, a strong balance sheet and no financial debt, we believe we are well positioned to weather the current market downturn and emerge as one of the leaders in the industry to capture future growth.”

Outlook and guidance

The Company expects to produce approximately 31,000 MT to 34,000 MT of polysilicon during the fourth quarter of 2024. The Company expects to produce approximately 200,000 MT to 210,000 MT of polysilicon for the full year of 2024, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2024 Results

Revenues

Revenues were $198.5 million, compared to $219.9 million in the second quarter of 2024 and $484.8 million in the third quarter of 2023. The decrease in revenues compared to the second quarter of 2024 was primarily due to a decrease in the ASP as well as sales volume.

Gross (loss)/profit and margin

Gross loss was $60.6 million, compared to $159.2 million in the second quarter of 2024 and gross profit of $67.8 million in the third quarter of 2023. Gross margin was -30.5%, compared to -72.4% in the second quarter of 2024 and 14.0% in the third quarter of 2023. For the third quarter, the company recorded $80.9 million in inventory impairment expenses, compared to $108 million in the second quarter. The increase in gross margin was primarily due to the inventories subject to larger amount of inventory write-down in the second quarter were subsequently sold in the third quarter of 2024.

Selling, general and administrative expenses

Selling, general and administrative expenses were $37.7 million, compared to $37.5 million in the second quarter of 2024 and $89.7 million in the third quarter of 2023. SG&A expenses during the third quarter included $18.9 million in non-cash share-based compensation expense related to the Company’s share incentive plans, compared to $19.6 million in the second quarter of 2024 and $46.3 million in the third quarter of 2023.

Research and development expenses

Research and development (R&D) expenses were $0.8 million, compared to $1.8 million in the second quarter of 2024 and $2.8 million in the third quarter of 2023. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

(Loss)/income from operations and operating margin

As a result of the abovementioned, loss from operations was $98.0 million, compared to $195.6 million in the second quarter of 2024 and income from operations of $22.5 million in the third quarter of 2023.

Operating margin was -49.4%, compared to -89.0% in the second quarter of 2024 and 4.6% in the third quarter of 2023.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the abovementioned, net loss attributable to Daqo New Energy Corp. shareholders was $60.7 million, compared to $119.8 million in the second quarter of 2024 and $6.3 million in the third quarter of 2023.

Loss per basic American Depository Share (ADS) was $0.92, compared to $1.81 in the second quarter of 2024, and $0.09 in the third quarter of 2023.

Adjusted (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per ADS(non-GAAP)

As a result of the aforementioned, adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $39.4 million, compared to $98.8 million in the second quarter of 2024 and adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $44.0 million in the third quarter of 2023.

Adjusted loss per basic American Depository Share (ADS) was $0.59 compared to $1.50 in the second quarter of 2024, and adjusted earnings per basic ADS of $0.59 in the third quarter of 2023.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was -$34.3 million, compared to -$144.9 million in the second quarter of 2024 and $70.2 million in the third quarter of 2023. EBITDA margin (non-GAAP) was -17.3%, compared to -65.9% in the second quarter of 2024 and 14.5% in the third quarter of 2023.

Financial Condition

As of September 30, 2024, the Company had $853.4 million in cash, cash equivalents and restricted cash, compared to $997.5 million as of June 30, 2024 and $3,280.8 million as of September 30, 2023. As of September 30, 2024, the notes receivables balance was $83 million, compared to $80.7 million as of June 30, 2024 and $275.8 million as of September 30, 2023. Notes receivables represent bank notes with maturity within six months.

Cash Flows

For the nine months ended September 30, 2024, net cash used in operating activities was $376.5 million, compared to net cash provided by operating activities of $1,497.4 million in the same period of 2023.

For the nine months ended September 30, 2024, net cash used in investing activities was $1,747.7 million, compared to net cash used in investing activities of $954.3 million in the same period of 2023. The net cash used in investing activities in the three quarters of 2024 was primarily related to the purchases of short-term investments and fixed term deposits, which amounted to $1.4 billion.

For the nine months ended September 30, 2024, net cash used in financing activities was $48.5 million, compared to net cash used in financing activities of $602.0 million in the same period of 2023. The net cash used in financing activities in the three quarters of 2024 was primarily related to dividend payment and share repurchases by a subsidiary of the Company.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on October 30, 2024 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ezkSfxNd

A replay of the call will be available 1 hour after the conclusion of the conference call through November 6, 2024. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 9504502

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2024 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Revenues	$198,496	$219,914	$484,839	$833,721	$1,831,397
Cost of revenues	(259,090)	(379,074)	(417,025)	(981,390)	(997,943)
Gross (loss)/profit	(60,594)	(159,160)	67,814	(147,669)	833,454
Operating expenses
Selling, general and administrative expenses	(37,727)	(37,526)	(89,697)	(113,686)	(174,238)
Research and development expenses	(813)	(1,836)	(2,758)	(4,187)	(6,866)
Other operating income/(expense)	1,092	2,903	47,112	2,389	47,789
Total operating expenses	(37,448)	(36,459)	(45,343)	(115,484)	(133,315)
(Loss)/income from operations	(98,042)	(195,619)	22,471	(263,153)	700,139
Interest income, net	1,604	8,730	13,832	22,603	38,529
Foreign exchange gain/(loss)	(752)	(1,406)	3,143	(2,427)	(16,571)
Investment income/(loss)	8,253	7,149	(165)	15,402	(143)
(Loss)/income before income taxes	(88,937)	(181,146)	39,281	(227,575)	721,954
Income tax benefit/(expense)	12,007	23,283	(21,438)	20,934	(147,236)
Net (loss)/income	(76,930)	(157,863)	17,843	(206,641)	574,718
Net (loss)/income attributable to non-controlling interest	(16,206)	(38,083)	24,155	(41,608)	198,505
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(60,724)	(119,780)	(6,312)	(165,033)	376,213
(Loss)/earnings per ADS
Basic	(0.92)	(1.81)	(0.09)	(2.50)	4.93
Diluted	(0.92)	(1.81)	(0.09)	(2.50)	4.89
Weighted average ADS outstanding
Basic	66,306,870	66,002,970	74,038,122	66,007,875	76,351,635
Diluted	66,306,870	66,002,970	74,152,055	66,007,875	76,665,986

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	853,401	997,481	3,280,816
Short-term investments	244,982	219,469	2,749
Accounts and notes receivable	84,507	80,719	275,843
Inventories	206,877	191,969	129,067
Fixed term deposit within one year	1,215,165	1,168,032	-
Other current assets	292,610	272,404	150,633
Total current assets	2,897,542	2,930,074	3,839,108
Property, plant and equipment, net	3,903,436	3,781,330	3,237,803
Prepaid land use right	159,853	155,197	147,774
Fixed term deposit over one year	28,536	27,366	-
Other non-current assets	59,338	46,534	70,956
TOTAL ASSETS	7,048,705	6,940,501	7,295,641

Current liabilities:
Accounts payable and notes payable	40,860	64,208	100,466
Advances from customers-short term portion	56,240	59,015	252,262
Payables for purchases of property, plant and equipment	454,364	436,286	292,488
Other current liabilities	77,597	82,086	165,102
Total current liabilities	629,061	641,595	810,318
Advance from customers – long term portion	76,734	102,861	104,206
Other non-current liabilities	18,489	18,012	33,526
TOTAL LIABILITIES	724,284	762,468	948,050

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,705,832	4,593,003	4,733,218
Non-controlling interest	1,618,589	1,585,030	1,614,373
Total equity	6,324,421	6,178,033	6,347,591
TOTAL LIABILITIES & EQUITY	7,048,705	6,940,501	7,295,641

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2024	2023
Operating Activities:
Net (loss)/income	$(206,641)	$574,718
Adjustments to reconcile net income to net cash provided by operating activities	395,599	235,283
Changes in operating assets and liabilities	(565,447)	687,435
Net cash (used in)/provided by operating activities	(376,489)	1,497,436

Investing activities:
Purchases of property, plant and equipment	(325,558)	(887,875)
Purchases of land use right	(10,089)	(77,220)
Purchase and redemption of short-term investments and fixed-term deposits	(1,412,100)	10,805
Net cash used in investing activities	(1,747,747)	(954,290)

Financing activities:
Net cash used in financing activities	(48,498)	(602,006)

Effect of exchange rate changes	(21,821)	(180,675)
Net decrease in cash, cash equivalents and restricted cash	(2,194,555)	(239,535)
Cash, cash equivalents and restricted cash at the beginning of the period	3,047,956	3,520,351
Cash, cash equivalents and restricted cash at the end of the period	853,401	3,280,816

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Nine months ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Net (loss)/income	(76,930)	(157,863)	17,843	(206,641)	574,718
Income tax (benefit)/expense	(12,007)	(23,283)	21,438	(20,934)	147,236
Interest income, net	(1,604)	(8,730)	(13,832)	(22,603)	(38,529)
Depreciation & Amortization	56,218	44,958	44,765	147,845	106,999
EBITDA (non-GAAP)	(34,323)	(144,918)	70,214	(102,333)	790,424
EBITDA margin (non-GAAP)	(17.3)%	(65.9)%	14.5%	(12.3)%	43.2%

	Three months ended			Nine months ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(60,724)	(119,780)	(6,312)	(165,033)	376,213
Share-based compensation	21,312	20,963	50,287	62,850	112,696
Adjusted net (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(39,412)	(98,817)	43,975	(102,183)	488,909
Adjusted (loss)/earnings per basic ADS (non-GAAP)	$(0.59)	$(1.50)	$0.59	$(1.55)	$6.40
Adjusted (loss)/earnings per diluted ADS (non-GAAP)	$(0.59)	$(1.50)	$0.59	$(1.55)	$6.38

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004

Email: lbergkamp@christensencomms.com